Exhibit 99.1

News Release

June 14, 2013

TELUS to purchase up to 4.0 million common shares under its
normal course issuer bid through private agreements

Vancouver, B.C. – TELUS Corporation announced today that it will purchase and cancel up to 4.0 million of its common shares through private agreements with an arm’s-length third-party seller. The common shares purchased will be counted towards the 15 million common shares (subject to a maximum aggregate purchase price of $500 million) that TELUS is entitled to repurchase for cancellation under its normal course issuer bid announced on May 21, 2013.

The private agreement purchases will be made according to an issuer bid exemption order issued by the Ontario Securities Commission and will take place by way of several transactions pursuant to the terms of the order, which provides that such purchases must occur prior to September 30, 2013. The order also provides that TELUS may not purchase, pursuant to off-exchange block purchases, more than one-third of the maximum number of common shares the Issuer can purchase under its normal course issuer bid. The price that TELUS will pay for the common shares purchased under the private agreements will be negotiated by TELUS and the seller and will be at a discount to the market price of TELUS’ common shares on the Toronto Stock Exchange at the time of the purchase.

Information regarding each private purchase, including the number of common shares purchased and aggregate purchase price paid, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of any such purchase. Information on other purchases during the month will be reported on SEDAR on or before the 10th day of the following month.

Forward Looking Statements

This media release contains statements about future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $11 billion of annual revenue and 13.2 million customer connections, including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 712,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information about TELUS, please visit telus.com

For more information, please contact

Investor Relations

Darrell Rae

(604) 697-8192

ir@telus.com

Media Relations

Shawn Hall

(604) 619-7913

Shawn.Hall@telus.com